This Form CB contains 46 pages, including all exhibits.

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



# FORM CB

## TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

| | |
|---|---|
| Securities Act Rule 801 (Rights Offering) | [ ] |
| Securities Act Rule 802 (Exchange Offer) | [X] |
| Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) | [ ] |
| Exchange Act Rule 14d-1(c) (Third Party Tender Offer) | [ ] |
| Exchange Act Rule 14e-2(d) (Subject Company Response) | [ ] |
| Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) | [X] |

Citizen Electronics Co., Ltd., Miyota Co., Ltd.,
Cimeo Precision Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo 188-851, Japan
+81-424-68-1231
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Citizen Electronics Co., Ltd.
Takefumi Shirakabe
1-23-1, Kamikurechi Fujiyoshida-shi Yamanashi-ken 403-0001, Japan
+81-555-23-4121
Miyota Co., Ltd.
Keiji Shiozaki
4107-5, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano-ken
389-0294, Japan
+81-267-32-3331
Cimeo Precision Co., Ltd.
Shigeyuki Gomi
4107-5, Oaza-miyota, Miyota-machi, Kitasaku-gun, Nagano-ken,
389-0295 Japan
+81-267-32-3232

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Citizen Electronics Co., Ltd. : June 10, 2005
Miyota Co., Ltd. : June 13, 2005
Cimeo Precision Co., Ltd. : June 9, 2005

(Date Tender Offer/Rights Offering Commenced)

## PART I - INFORMATION SENT TO SECURITY HOLDERS

### Item 1. Home Jurisdiction Documents

(a)

| Attachment | Description |
| --- | --- |
| A | English Translation of the Notice of the Convocation of the Shareholders' Meeting of Miyota Co., Ltd., dated June 13, 2005. |

(b) Not applicable.

### Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in all exhibits, as applicable.

## PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

**Exhibits.**

Not applicable.

## PART III - CONSENT TO SERVICE OF PROCESS

Citizen Watch Co., Ltd. filed with the Securities and Exchange Commission, concurrently with the furnishing of Form CB on May 17, 2005, a written irrevocable consent on Form F-X in connection with the furnishing of such original Form CB.

## PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Citizen Watch Co., Ltd.

By: M. Umehara

Name: Makoto Umehara
Title: President & CEO
Date: June 14, 2005

6

# Attachment A

**Note to U.S. Residents**

This convocation notice of shareholders' meeting is an English-language translation of the original Japanese-language version. To the extent that there are discrepancies between this translation and the original version, the original version shall be definitive.

The proposed stock-for-stock exchange transaction involves the issuance of the securities of a Japanese company in exchange for securities of Japanese companies. The transaction is subject to the disclosure requirements of Japanese law that are different from those of the United States. Financial information included herein or in any disclosure document relating to the transaction is based on financial statements prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for U.S. investors to enforce their rights and any claim they may have with respect to the proposed stock-for-stock exchange transaction that arise under the U.S. federal securities laws, since the issuer is located in a foreign country and some or all of its officers and directors may be residents of a foreign country. U.S. investors may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

This material contains forward-looking statements that involve risks and uncertainties. These statements include statements concerning projections, outlooks, objectives and plans of Miyota Co., Ltd. Certain statements contained in this material are not purely historical, including statements regarding our expectations, beliefs, intentions or strategies regarding the future that are forward-looking. Actual results could differ materially from those forward-looking statements contained in this material as a result of a number of risk factors and uncertainties. You should carefully consider these risks. Additional information can be obtained through the Annual Reports and Proxy Statements of Miyota Co., Ltd.

The information and opinions contained in this material have been obtained from sources believed to be reliable, but no representations or warranties, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted for errors or omissions or for any losses arising from the use of this material.

13 June 2005

To Shareholders

Yuzo Maekawa, President & CEO
Miyota Co., Ltd.
4107-5, Oaza Miyota,Miyotamachi, Kitasakugun
Nagano

**Notice of 77th Ordinary General Meeting of Shareholders**

Dear Sir or Madam,

We would like to invite you to the 77th Ordinary General Meeting of Shareholders of Miyota Co., Ltd. to be held as below. Should you be unable to attend the Meeting, you may vote in writing, and we would be grateful if you could complete the enclosed voting form, attach your seal impression thereon, and return it to the Company at the address below after you have read the attached documents no later than 27 June 2005.

Yours faithfully

Details:

1. Date and time: Tuesday, 28 June 2005, 10:00 a.m.
2. Place: Miyota Co., Ltd. Conference Room at Head Office
   4107-5, Oaza Miyota
   Miyotamachi, Kitasakugun
   Nagano
   Japan
3. Agenda:

Reports:

1. Operating report, balance sheet and statement of income for the 77th business term (year from 1 April 2004 through 31 March 2005)
2. Consolidated balance sheet and consolidated statement of income, and report of independent certified public accountants and corporate auditors' report on consolidated financial statements for the 77th business term (year from 1 April 2004 through 31 March 2005)

Proposals:

1. Approval for proposed appropriation of retained earnings for the 77th business term
2. Partial amendment of the Articles of Incorporation (the details are on page [23] of the following Reference Documents for Exercise of Voting Rights)
3. Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd. (the details are on page [24] to [33] of the following Reference Documents for Exercise of Voting Rights)
4. Election of 7 Directors
5. Election of 1 Corporate Auditor

---

(When you attend the Meeting, please hand in your voting form at the reception desk.)

EXHIBIT 1

## ANNUAL BUSINESS REPORT

(For the fiscal year from April 1 2004 to March 31, 2005)

## I. SUMMARY OF BUSINESS OPERATIONS

### 1. The Progress and Results of Business Operations of the Company

(1) Summary of business operations for the term

The Japanese economy in first half of the captioned business term maintained a trend of general recovery as a whole due to an increase in capital investment and export which was assisted by the active growth of the overseas economies. In the latter half of the term, however, the prospect of positive growth of the national economy turned obscure because of deceleration of growth of economies of the US and China and apprehension for further increase in the price of crude oil which would certainly raise the costs of business operations as well as slow down in export and capital expenditures.

In the industry of electronic business to which the Company belonged the demand for electronic component parts and devices still continued to maintain its firm trend of the previous term due to the favorable sales growth of digital electronic home appliances in the first quarter of the captioned business term, but in and after the second quarter of the term, the orders for some of the electronic component parts declined and the inventory of such products increased and the industry as a whole stagnated by reason of inventory adjustment toward the end of the term.

In such economic and business environment, the Company endeavored to further improve its earning capability through expansion of business by development of new products and strengthening of sales activities, as well as to improve the efficiency of the overseas manufacturing operations for the purpose of achieving reduction in costs of all the business of the Company and optimization of the entire business resources of the Company.

As the result of the above, the Company achieved the net sales for the captioned business term of ¥32,948 million (increased by 6.7% from the previous term), the recurring income of 1,739 million (increased by 316.3% from the previous term) and the net income of ¥1,040 million (increased by 371.6% from the previous term).

(2) Performance of Each Line of Business

**(The Business of Wristwatches)**

With respect to the finished wristwatches the Company failed to respond promptly enough to the new trend for fashion watches in the second brand market and suffered from such delay in the first half of the term but in the latter half of the term our counter measures began to take effect and we succeeded to recover the market. Introduction of the radio synchronized watches priced at the price range of popular products contributed to the increased income of the Company. Production of mechanical component parts of watches, however, were very adversely affected by the production adjustment in the latter half of the captioned term.

As a result of the above, the total sales of wristwatch business were ¥7,518 million (decreased by 6.6% from the previous business term).

**(The Business of Quartz Crystal Devices)**

With regard to the business of quartz crystal devices, the sales of quartz crystal oscillators increased in the first half of the term because of favorable growth of digital home appliances, but in the latter half of the term the inventories of digital cameras and cellular phones began to increase and the market soured and the Company was forced to make production adjustments.

The quartz crystal oscillators for use in watches maintained firm trend in the first half of the term but the sales decelerated in the latter half of the term.

The sales of TCXO (quartz crystal oscillators with temperature compensation) also performed well in the first half of the term but in the latter half of the term the sales stagnated chiefly by reason of adverse effect of the inventory adjustments of the cellular phones in China and other countries.

As a result of the above, the total sales of the business of quartz crystal devices as a whole were ¥9,892 million (increased by 8.9% from the previous term).

**(The Business of Electronic Visual Imaging Devices)**

As for the business of electronic visual imaging devices, the sales were favorable at the beginning of the term but in and after the second quarter of the term the sales began to be adversely affected by the slow down of the sales in the market of digital cameras and inventory adjustments in the market of cellular phones.

The sales of backlights for use in liquid crystal displays were generally favorable in spite of the adverse effect of deceleration of growth of the market of digital cameras. With regard to the electronic viewfinders, the orders from the sources related to the Olympic Game for CRT viewfinders for business use increased and contributed nicely to the earnings of the Company. Not only the sales of viewfinders with ferroelectric liquid crystal for use in video cameras maintained a strong growth trend, but also the initial sales of the newly introduced products of the Company in the market of digital cameras promptly grew, both of which vastly improved the profitability of these lines of products. The profitability of the business of CCD/CMOS image sensors sharply deteriorated because of change from the previous OEM business to the new business under the proprietary brand of the Company and was also affected by the inventory adjustments of the cellular phones in China and other countries.

As a result of the above, the Company attained from the business of electronic visual imaging devices as a whole a total sale of ¥13,966 million (increased by 5.8% from the previous term).

**(Other Lines of Business)**

In the other lines of business of machinery sales such as automation systems for precision instruments and electronic component parts, the orders received by the Company remained at a favorable level with the sales of ¥1,571 million (increased by 185.3% from the previous term).

The Company achieved the consolidated net sales for the captioned business term of 36,447 million, the consolidated recurring income of 2,028 million and the consolidated net income of 1,165 million.

**(Sales by the Lines of Business)**

| Lines of business | Sales amount (thousand yen) | %of the total | change from the previous term (%) |
|---|---|---|---|
| Wristwatches | 7,518,770 | 22.8 | (-6.6) |
| Quartz crystal devices | 9,892,243 | 30.0 | 8.9 |
| Electronic visual imaging devices | 13,966,171 | 42.4 | 5.8 |
| Other products | 1,571,349 | 4.8 | 185.3 |
| Total | 32,948,533 | 100.0 | 6.7 |

**2. Capital Investments**

The total amount of the capital investment in business facilities made by the Company during the captioned business term was ¥1,099,874,000, the major items of which were as follow:

(1) Manufacturing facilities for quartz crystal devices: ¥689,533,000

(2) Manufacturing facilities for electronic visual imaging devices: ¥243,658,000

**3. Financing Arranged by the Company**

All the required fund was internally financed and no new financing was arranged by the Company by means of issue of new equity shares or debt notes, etc. during the captioned business term.



//

## 4. Changes in Business Results and Financial Conditions

(in thousand yen except for figures per share which is in yen)

| | 74th term 2001 | 75th term 2002 | 76th term 2003 | 77th(captioned) term 2004 |
|---|---|---|---|---|
| Net sales | 34,286,108 | 29,003,244 | 30,884,641 | 32,948,533 |
| Net income | (-739,608) | 80,071 | 220,681 | 1,040,709 |
| Net income per share | (-¥72.41) | ¥7.35 | ¥20.53 | ¥100.24 |
| Total assets | 22,421,324 | 22,190,371 | 23,904,446 | 24,963,633 |
| Net assets | 14,066,112 | 13,981,262 | 14,155,150 | 15,029,018 |
| Net assets per share | ¥1,377.24 | ¥1,368.47 | ¥1,384.93 | ¥1,469.95 |

(Notes)

1. The triangular marks in front of figures signify losses.
2. The net income per share was calculated by use of the average number of shares outstanding during the term less the average number of treasury shares held by the Company during the term. The net assets per share were calculated by use of the total number of shares outstanding at the end of the term less the number of treasury shares held by the Company at the end of the term. Commencing from 75th the net income for the term per share and the net assets per share were calculated with any such amount as might not be attributable to the ordinary shareholders (bonuses payable to the directors) deducted from the relevant amounts of income or assets.
3. In the 75th business term (2002), the severe and stagnant condition of the global market from the previous fiscal year continued and the Company endeavored to maintain the profitability and competitiveness of its business by means of reduction in capital investments and expenses and full utilization of overseas manufacturing facilities. In consequence, the Company attained increase in income despite the decrease in sales.
   In the 76th business term (2003), signs of recovery were seen in the domestic economy and the demand also generally started to recover for products related to consumer electronic instruments. This economic environment helped the Company attain increase both in sales and income.
   As for the business results in 77th business term (2004), please refer to "1. The Progress and Results of Business of the Company" set forth above.

## 5. The Tasks Of the Company

The tasks of the Company are the following projects which must be achieved by the Company at an earliest date.

(1) To Secure the Fruits of the Organizational Restructure Program of the Company in its Third Year:

* To improve the management systems of the business of quartz crystal devices by integration of manufacturing and sales and to expand the business scale and improve profitability by introduction of a new product of micro surface equipped type in which the Company excels.
* To achieve the highest quality, the lowest in cost and the fastest in delivery in the world in the business of watch modules by means of integration of all the domestic manufacturing facilities.
* To achieve the lowest in cost in the world in the manufacturing operations of the Company in China by means of integration of various facilities, building a new plant and improvement in the procurement systems and logistics, etc.

(2) To Challenge No. 1 Position in the World in Production of Image Sensor Modules for Use in Cellular Phones:

In the market of the image sensor modules for use in cellular phones which is expected to further expand, intensive competition for ever higher added values and ever lower cost is ceaselessly going on among the numerous participants. In order to cope with such market condition, the Company is challenging the No. 1 position in the world by integrating the research and development and sales capability of Citizen Group of Companies and manufacturing know how of the Company.

(3) Earliest Launch of LCOS Foundry Business

To attain the full scale production of the viewfinders with ferroelectric liquid crystal, the product into which the Company has poured its business resources to make it the major next generation product to generate income for the Company. Then, to take advantage of the mass production technology of LCOS acquired from the production of such device and to launch the foundry business of LCOS micro device for use in manufacture of rear projection TVs on earliest possible date, which should most surely contribute to expansion of the business scale and the income base of the Company.

As reported on May 16, 2005, the Company is scheduled to be a wholly-owned subsidiary of Citizen Watch Co., Ltd. as of October 1, 2005 by virtue of the stock-for-stock exchange. The Company herewith will support the Citizen Group of Companies by aiming a maximization of market values for the Citizen Group of Companies and the further growth of the business which the Company is leading through the establishment and fullfilment of business strategy for each business domain in the Company.

The Management of the Company would like to sincerely request the shareholders of the Company to continue to provide the Company with your unchanged warm support and understanding.

## II. OVERVIEW OF THE COMPANY (as of March 31,2005)

### 1. Major Lines of Business

| Categories | Major products |
|---|---|
| Wristwatches | Finished wristwatches and their component parts, etc. |
| Quartz crystal devices | Quartz crystal oscillators, crystal electromagnetic wave generators and applied products |
| Electronic visual imaging devices | Electronic viewfinders, micro CR tubes for use in viewfinders, backlight units for liquid crystal displays, inverters, CCD/CMOS image sensor modules and liquid crystal displays |
| Other products | Industrial machineries, etc. |

### 2. Major Business Locations of the Company

| Name | Location |
|---|---|
| Headquarters | 4107-5, Oaza-miyota, Miyota-machi, Kita-Saku-gun, Nagano Prefecture |
| Headquarters plant | Same as above |
| Kitamimaki Works | 353 Yaehara, Tomi City, Nagano Prefecture |
| Tokyo Office | 1-12, Tanashi-cho 6 Chome, Nishi-Tokyo City, Tokyo (care of Tokyo Office of Citizen Watch Co., Ltd.) |

### 3. Status of Equity Shares

(1) Total number of shares authorized to issue: 24,000,000 shares
(2) Number of outstanding shares: 10,215,562 shares
(3) Number of shares of a unit: 100 shares
(4) Number of shareholders: 1,531
(5) Major shareholders

| Names | Capital contribution to the Company | | Capital contribution by the Company | |
|---|---|---|---|---|
| | No. of shares | Ratio of voting rights | No. of shares | Ratio of capital contribution |
| Citizen Watch Co., Ltd. | 6,425,530 | 62.90 | 0 | — |
| The Master Trust Bank of Japan, Ltd. (trust account) | 353,200 | 3.46 | 0 | — |
| Trust & Custody Services Bank, Ltd. (securities investment trust account) | 219,300 | 2.15 | 0 | — |
| Japan Trustee Services Bank, Ltd. (trust account) | 154,900 | 1.52 | 0 | — |
| The Hachijuni Bank, Ltd. | 140,812 | 1.38 | 31,069 | 0.00 |
| Miyota Employees Equity Shareholding Association | 135,592 | 1.33 | — | — |
| Mizuho Corporate Bank, Ltd. | 130,130 | 1.27 | 0 | — |
| Japan CBM Corporation | 100,047 | 0.98 | 0 | — |
| Mitsui Life Insurance Co., Ltd. | 84,200 | 0.82 | 0 | — |
| Sumitomo Mitsui Banking Corporation | 79,007 | 0.77 | 0 | — |

### 4. Acquisition, disposal and holding of treasury shares

(1) Acquisition

Ordinary shares: 339 shares
Total purchase price: ¥719,000

(2) Disposal
Not applicable

(3) Treasury shares held as of the end of the term
Ordinary shares: 2,965 shares

**5. Employees of the Company**

| No. of employees | Changes from the end of the previous term | Average age | Service years |
|---|---|---|---|
| 488 | −14 | 38 years 4 months | 15 years 7 months |

**6. Status of Corporate Integration**

(1) Relationship with the Parent Company
The parent company of the Company is Citizen Watch Co., Ltd. which holds 63.99% (including indirect holding of 1.09%) of the voting rights of the Company. The Company supplies the parent company with wristwatches, the component parts of the wrist watches and quartz crystal devices.

(2) Major subsidiary companies, etc.

| Names | Capital | Ratio of voting rights held by the Company | Main business | Location |
|---|---|---|---|---|
| Most Crown Industries Ltd. | HK$53 million | 75.7% | Manufacture & sales of watches and quartz crystal oscillators | Hong Kong |
| Miyota Precision Co., Ltd. | ¥10 million | 100.0% | Assembly & manufacture of wristwatches | Miyotamachi, Kita-Saku-gun, Nagano Prefecture |

(3) Process and result of corporate integration
The Company established Miyota Precision Co., Ltd. as of April 1, 2004 and included such subsidiary company in its consolidated financial statements for the purpose of restructuring the manufacturing systems of wristwatches and restoring the profitability of such line of business. With respect to Most Crown Industries Ltd., its capital increase of HK$33,500,000 accepted by the Company for the captioned business term increased the ratio of voting rights held by the Company to 75.7% from 51.0%. For your information, Master Crown Ltd., which was a subsidiary company of the Company was dissolved in September 2004 and was excluded from such consolidation. The Company has four consolidated subsidiary companies, etc. including the major two companies set forth above and has no subsidiary to which equity method applies. The total consolidated sales for the captioned business term were ¥36,447 million, consolidated ordinary income was ¥2,028 million and consolidated net income for the term was ¥1,165 million.

**7. Major Creditors**

There is no applicable matter.

**8. Directors and Auditors**

| Positions | Names | Main functions |
|---|---|---|
| President and Representative Director | Yuzo Maekawa | |
| Managing Director | Yasuo Kamiyama | In charge of General Affairs Division, Development Division , Environment Management Department and Watch Product Division |
| Director | Taro Yamazaki | Quartz Crystal Devices Division General Manager, in charge of Precision Mechanical Design Department |
| Director | Shoichiro Miura | Electronics Division General Manager, in charge of Sales Department and Display Devises Division , Head of Kitamimaki office |
| Director | Keiji Shiozaki | Accounting Division General Manager, in charge of Corporate Planning Division |
| Director | Mikiro Ueda | Director of Citizen Watch Co., Ltd. |
| Standing Auditor | Toshihiko Muramatsu | |
| Auditor | Yasuhiro Yamazaki | Corporate Auditor of Citizen Watch Co., Ltd. |
| Auditor | Konosuke Imai | President and CEO of Cimeo Precision Co., Ltd. |

(Notes)

1. Mr. Toshihiko Nakai retired as a director of the company as of the 76th ordinary general meeting of shareholders held on June 25, 2004, the expiration of his term.
2. Mr. Mikiro Ueda was newly elected as a director of the company at the 76th ordinary general meeting of shareholders held on June 25, 2004 and took office on the same date. Mr. Ueda is such an outside director as is prescribed in Article 188, paragraph 2, item 7.2 of the Commercial Code.
3. Auditors Messrs. Toshihiko Muramatsu, Yasuhiro Yamazaki and Konosuke Imai are such outside auditors as are prescribed in Article 18, paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki-Kaisha."

**9. The Fees, Etc. Payable to Independent Outside Auditors**

The amounts of fees, etc. payable to the independent outside auditors by the Company and its subsidiary companies, etc. are as follow:

| | | Amounts (in thousand yen) |
|---|---|---|
| 1. | Total amount of fees, etc. payable to the independent outside auditors by the Company and its subsidiary companies | 13,500 |
| 2. | Of the amount set forth 1. above, such total amount of fees, etc. for the opinion of the auditor as may be payable under Paragraph 1 Article 2 of the Certified Public Accountant Law. | 13,500 |
| 3. | Of the amount set forth 2. above, the amount of fees, etc. of the independent outside auditors payable by the Company | 13,500 |

(Note) As the audit fees payable under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha and those payable under the Securities and Exchange Law are not separated for the purpose of the audit contract executed between the Company and the independent outside auditors and are impractical to separate, the amount specified in 3 above is indicated as the total amount of audit fees payable under both Laws.

## III. MATERIAL FACTS OF THE COMPANY AFTER THE CLOSING OF ACCOUNTS

In accordance with the resolution adopted by the meeting of the board of directors held on May 16, 2005, the Company entered into the stock-for-stock exchange agreement with Citizen Watch Co., Ltd. to make Citizen Watch Co., Ltd. the absolute parent company owning all of the equity of the Company and the Company a wholly-owned subsidiary of Citizen Watch Co., Ltd.

Summary of the stock-for-stock exchange agreement which the Company entered into with Citizen Watch Co., Ltd. is as follows:

(1) The stock-for-stock exchange shall be executed in order to make Citizen Watch Co., Ltd. the absolute parent company owning all of the equity of the Company and the Company a wholly-owned subsidiary of Citizen Watch Co., Ltd.

(2) The execution date of the stock-for-stock exchange shall be October 1, 2005.

(3) 2.18 shares of the ordinary shares of Citizen Watch Co., Ltd. shall be allotted and delivered to 1 share of ordinary share of the Company.

The figures set forth in this annual report have been rounded off at the digits lower than the decimal point of the unit in which such figures are expressed, except for those figures for net income per share and the net assets per share which have been rounded up or off at the third digit lower than the decimal point of the unit in which such figures are expressed.

EXHIBIT 2

# Balance Sheet

(As of 31 March 2005)

(Unit: Thousand yen)

| Items | Amount | Items | Amount |
|---|---|---|---|
| **Assets** | | **Liabilities** | |
| **Current assets** | **17,543,410** | **Current liabilities** | **9,507,928** |
| Cash and deposits | 4,710,639 | Notes payable | 3,793,494 |
| Notes receivable | 612,882 | Accounts payable | 3,616,162 |
| Accounts receivable | 6,548,208 | Other payables | 448,014 |
| Finished goods | 908,620 | Accrued expenses | 222,688 |
| Goods in process | 1,000,201 | Accrued corporate taxes | 778,095 |
| Materials | 849,102 | Reserve for bonuses | 367,376 |
| Supplies | 194,594 | Notes payable for equipment | 271,196 |
| Other receivables | 1,676,488 | Other current liabilities | 10,900 |
| Deferred tax assets | 767,459 | | |
| Other current assets | 601,711 | **Long-term liabilities** | **426,687** |
| Allowance for doubtful accounts | (-326,500) | Employees' retirement benefits | 397,843 |
| | | Directors' retirement benefits | 28,843 |
| | | | |
| | | **Total liabilities** | **9,934,615** |
| **Fixed assets** | **7,420,222** | | |
| **Tangible fixed assets** | **5,773,664** | | |
| Buildings | 2,659,255 | **Shareholders' equity** | |
| Structures | 58,113 | **Common stock** | **1,753,125** |
| Machinery and equipment | 2,080,286 | | |
| Vehicles and carriers | 1,567 | **Capital surplus** | **2,841,020** |
| Tools, furniture and fixtures | 231,973 | Capital reserve | 2,841,020 |
| Land | 593,166 | **Retained earnings** | **10,384,170** |
| Construction in progress | 149,300 | Legal reserve | 438,281 |
| | | Optional reserve | 7,460,107 |
| **Non-tangible assets** | **4,296** | Special amortization reserve | 60,107 |
| | | Special reserve | 7,400,000 |
| | | Unappropriated retained profits | 2,485,780 |
| **Investments and other assets** | **1,642,261** | | |
| Investments securities | 133,732 | **Appraisal gain/loss on marketable securities** | **53,888** |
| Investments in subsidiaries and affiliates | 888,576 | **Treasury stock** | **(-3,185)** |
| Long-term prepaid expenses | 30,946 | | |
| Deferred tax assets | 575,784 | | |
| Other investments | 14,371 | | |
| Allowance for doubtful accounts | (-1,150) | **Total shareholders' equity** | **15,029,018** |
| | | | |
| **Total assets** | **24,963,633** | **Total liabilities and shareholder's equity** | **24,963,633** |

EXHIBIT 3

## Statement of Income

(1 April 2004 through 31 March 2005)

(Unit: Thousand yen)

| Items | Amount | |
|---|---|---|
| **Ordinary profit and loss** | | |
| Operating income and expenses | | |
| Operating revenue | | 32,948,533 |
| Net sales | 32,948,533 | |
| Operating expenses | | 31,430,200 |
| Cost of sales | 28,505,921 | |
| Selling, general and administrative expenses | 2,924,279 | |
| **Operating income** | | 1,518,332 |
| Non-operating income and expenses | | |
| Non-operating income | | 502,422 |
| Interest income | 9,250 | |
| Dividend income | 25,827 | |
| Rents receivable | 329,800 | |
| Foreign exchange gain | 77,895 | |
| Other income | 59,646 | |
| Non-operating expenses | | 281,209 |
| Interest charges | 886 | |
| Depreciation expenses for lent properties | 275,277 | |
| Other miscellaneous expenses | 5,045 | |
| **Recurring income** | | 1,739,545 |
| **Extraordinary profit and loss** | | |
| Extraordinary profits | | 242,322 |
| Gain on sales of investment securities | 227,069 | |
| Gain on sales of fixed assets | 15,253 | |
| Extraordinary losses | | 64,204 |
| Loss on disposal of properties | 52,503 | |
| Other | 11,700 | |
| **Income before income taxes** | | 1,917,663 |
| Income and corporate taxes | 750,000 | |
| Tax effect adjustments | 126,953 | 876,953 |
| **Net income** | | 1,040,709 |
| **Balance brought forward** | | 1,516,560 |
| **Interim dividends paid** | | 71,489 |
| **Unappropriated profits** | | 2,485,780 |



18

## I. MATERIAL ACCOUNTING POLICIES

1. Standard and Method of Evaluation of Securities

| | |
|---|---|
| Equity shares of subsidiary companies: | Such securities are evaluated by moving average cost evaluation method. |
| Other securities: | |
| The securities with market prices: | These are evaluated by the market prices, etc. as of the date of closing of accounts (any evaluation difference is either credited or debited directly to the capital account). |
| The securities without market prices: | The costs of these securities are evaluated by moving average cost evaluation method. |

2. Standard and Method for Evaluation of Inventories

| | |
|---|---|
| Finished goods, raw materials and goods in process: | These items are evaluated at the lowest of the costs determined by the aggregate average method. |
| Supplies: | The costs of such goods are evaluated at the final purchase price. |

3. Method of Depreciation of Fixed Assets

| | | |
|---|---|---|
| (1) | Tangible fixed assts: | These are depreciated by the fixed rate method (buildings are depreciated over the useful life of 7~47 years and for machineries and facilities over the useful life of 5~10 years). |
| (2) | Non-tangible fixed assets: | These are depreciated by the fixed amount method. |

4. Standard for Accounting for Allowances

(1) Allowance for doubtful accounts
The provisions for ordinary accounts receivable are made based on the actual rate of default, while any such specific claim as may be suspected of default is individually evaluated and is provided for in such estimated uncollectible amount.

(2) Reserve for bonuses
Provision for bonus payments is made in such amount as may be allocated to the captioned business term of the estimated amounts of bonuses payable to the employees.

(3) Employee's retirement benefits
Provision for retirement benefits is accounted for based on the accrued payment obligation of the Company for retirement benefits and estimated pension assets as of the end of the captioned business term. Any such difference as has arisen from the change in accounting standard (¥69,194,000) is being accounted for as non-operating income allocated over the period of 10 years. Any such differences as may result from the past years of service and actuarial variance are expensed in certain ratio over certain period of time (10 years) within the remaining years of service of the employees as of occurrence of such difference, with such expensing of the differences resulting from the past years of service commencing from the business term of occurrence, and that of actuarial variance commencing from the business term after the term of occurrence.

(4) Director's retirement benefits
Provision is made for retirement lump sum payment to directors payable as of the end of the captioned business term according to the internal rules of the Company. This provision is such provision as is prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

5. Accounting Method of Lease Transactions
Any finance lease other than such leases as may be regarded as transfer of the title of the leased property is accounted for as an ordinary lease transaction.

6. Accounting Method of Consumption Taxes, Etc.
Consumption taxes and local consumption taxes are accounted for based on the amount excluding the amounts of taxes.

## II. NOTES TO THE BALANCE SHEET

1. The amount of short-term monetary claim receivable from the subsidiary companies is ¥1,629,959,000 and the amount of short-term monetary obligation payable to the subsidiary companies is ¥1,081,296,000.
2. The amount of short-term monetary claim receivable from the parent company is ¥1,636,325,000 and the amount of short-term monetary obligation payable to the parent company is ¥612,842,000.
3. The total amount of accumulated depreciation deducted from the amount of the tangible fixed assets is ¥17,522,923,000.
4. The outstanding guaranty obligation of the Company is ¥168,641,000.
5. Such increase in the net assets of the Company as has arisen as a result of evaluation by the market price as prescribed in Article 124, item 3 of the Enforcement Rules of the Commercial Code is ¥53,888,000.

## III. NOTES TO THE STATEMENT OF INCOME

1. The amounts of transactions with the subsidiary companies are as follows:

| | |
|---|---|
| Sales: | ¥526,705,000 |
| Purchase: | ¥11,574,101,000 |
| Non-operating transactions: | ¥326,189 |

2. The amounts of transactions with the parent company are as follows:

| | |
|---|---|
| Sales: | ¥17,095,202,000 |
| Purchase: | ¥4,394,683,000 |
| Other business transactions: | ¥356,606,000 |
| Non-operating transactions: | ¥281,696,000 |

3. The net income per share was ¥100.24.

## IV. NOTES TO LEASE TRANSACTIONS

1. The amount equivalent to the purchase price of the leased assets was ¥384,249,000, the amount equivalent to the accumulated depreciation was ¥304,694,000, and the amount equivalent to the outstanding balance of leased assets as of the end of the term was ¥79,555,000.
2. The amount equivalent to the lease fees prepaid for a period less than 1 year was ¥67,146,000 and the lease fees prepaid for a period more than 1 year was ¥12,408,000 as of the end of the term.
3. The lease fees paid for the term (equivalent to the amount of depreciation) was ¥70,344,000.

EXHIBIT 4

## Proposed Appropriation of Retained Earnings

(Unit:Yen)

| Abstract | Amount |
|---|---|
| Unappropriated retained earnings | 2,485,780,979 |
| Transfer from reserve for special depreciation | 23,780,085 |
| **Total** | **2,509,561,064** |
| | |
| To be appropriated as follows: | |
| | |
| Dividends paid<br>(¥7.00 per share) | 71,488,179 |
| Bonuses to directors | 17,000,000 |
| General reserve | 100,000,000 |
| **Total** | **188,488,179** |
| Unappropriated retained earnings carried forward to the next year | 2,321,072,885 |

Notes: An interim dividend of ¥71,489,019 (¥7.00 per share) was paid on 10 December 2004.



21

EXHIBIT 5

**Certified Copy of Auditors' Report Prepared by Independent Outside Auditors**

Report of Independent Certified Public Accountants

25 May 2005

To: The Board of Directors of Miyota Co., Ltd.

Nihombashi Corporation

| | | |
|---|---|---|
| Representative Partner | Certified Public Accountant | Katsushi Kuroda[seal] |
| Engagement Partner | Certified Public Accountant | Masahiko Kinoshita [seal] |
| Engagement Partner | Certified Public Accountant | Shigehiro Chiba[seal] |

We have examined the financial statements, i.e., balance sheet, statement of income, operating report (only in respect of the section concerning the accounts), the proposed appropriation of earnings, and the supporting schedules (only in respect of the section concerning the accounts) of Miyota Co., Ltd. for the 77th business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 2, paragraph 1 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The sections concerning the accounts in the operating report and the supporting schedules which were subject to our audit are those in accordance with the accounting records of the operating report and the supporting schedules. The management is responsible for the preparation of these financial statements and the supporting schedules, and it is our responsibility to form an independent opinion on such financial statements and supporting schedules.

We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the financial statements and the supporting schedules are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the financial statements and the supporting schedules including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have reached the following conclusions:

1. The balance sheet and statement of income give a true and proper account of the Company's assets and earnings in accordance with applicable laws and the Articles of Incorporation.
2. The operating report (only in respect of the section concerning the accounts) gives a true and proper account of the Company's operations in accordance with applicable laws and the Articles of Incorporation.
3. The proposed appropriation of earnings is appropriate in accordance with applicable laws and the Articles of Incorporation.
4. The supporting schedules (only in respect of the section concerning the accounts) do not include any items which were necessary to be pointed out in accordance with the Commercial Code.

As "Material Facts of the Company After the Closing of Accounts", the fact concerning the stock-for-stock exchange with Citizen Watch Co., Ltd. is described in the operating report.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Cimeo Precision Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

EXHIBIT 6

**Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors**

**Corporate Auditors' Report**

The current audit covers the 77th term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of performances of Directors' duties. We report as follows:

1. Outline of the method of audit:

(1) We have regularly attended meetings of the Board of Directors and other important meetings, been informed in respect of the status of the Company upon consultation with officers in charge of operations and received reports on major issues of the Company's management. We have also expressed our opinions as necessary.

(2) In order to confirm the spread of management decisions among employees and maintenance of internal control, we have consulted with executive officers and employees, examined documents and performed on-site visits in respect of particular matters on activities and assets of each business segment cooperatively with corporate auditors.

(3) We have required subsidiaries to report on their activities as necessary in addition to attending important meetings cooperatively held by the parent company and subsidiaries.

(4) In addition to examining important documents in respect of settlements, etc., we have checked the process of accounting procedure on an ongoing basis and conducted the audit on creditability of accounting records and reports upon request for explanations from the accounting department.

(5) We have examined the accounting procedure, scheduling procedure, implementation report and general opinions in respect of the audit conducted by Nihombashi Corporation as the Independent Outside Auditors.

(6) We have examined transactions by Directors in competition with the Company and transactions between Directors and the Company by attending the board of management, consulting with relevant officers or managers and inspecting relevant documents.

(7) We have made arrangements so that dealings in which the Company provided benefits without compensation are conducted only when such dealings are reported in advance and approved by all corporate auditors pursuant to the standard presented to the President & CEO.

(8) We have judged soundness of implementation process and results of each important transaction between the Company and shareholders by being informed from the President & CEO of summary thereof and examining relevant documents of such important transactions.

(9) We have confirmed validity of approval procedure and implementation of acquisition or disposal of the Company's own shares by confirming contents of meetings of the Board of Directors and requesting reports from the President and CEO.

(10) Each Corporate Auditor discussed the status of the Company and the result of each audit at the ordinary and extraordinary meetings of the board of corporate auditors and decided basic matters concerning the audit by mutual consent.

2. The results of the audit:

Performances of Directors' duties are considered to be lawful and generally sound without material dishonesty and injustice. Our opinion is based on following reasons.

(1) Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.

(2) The operating report (except the section concerning the accounts) gives a fair and proper account of its business in accordance with applicable laws and the Articles of Incorporation.

(3) The proposals for appropriation of earnings are appropriate in the light of the Company's assets or any other considerations.

(4) The supporting schedules (except the section concerning the accounts) give a proper statement of the information in the light of the Company's current status in order to adequately supplement the operating report.

(5) No facts that are materially in breach of the duties of Directors has been detected in respect of transactions by Directors in competition with the Company, transactions between Directors and the Company, dealings in which the Company provided benefits without compensation, unusual dealings between the Company and subsidiaries or shareholders, or acquisition or disposal of the Company's own shares.

30 May 2005

Miyota Co., Ltd. the Board of Corporate Auditors

| | | |
|---|---|---|
| Toshihiko Muramatsu | Corporate Auditor (Full-time) | |
| | Standing Auditor | [seal] |
| Yasuhiro Yamazaki | Corporate Auditor | [seal] |
| Konosuke Imai | Corporate Auditor | [seal] |

Note: Auditors, Toshihiko Muramatsu, Yasuhiro Yamazaki and Konosuke Imai are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

EXHIBIT 7

# Consolidated Balance Sheet

(As of 31 March 2005)

(Unit: Thousand yen)

| Items | Amount | Items | Amount |
|---|---|---|---|
| **Assets** | | **Liabilities** | |
| **Current assets** | **17,856,814** | **Current liabilities** | **9,927,407** |
| Cash and deposits | 5,323,534 | Notes and accounts payable | 7,622,896 |
| Notes and accounts receivable | 7,246,035 | Accrued corporate taxes | 800,594 |
| Inventories | 3,990,294 | Reserve for bonuses | 410,453 |
| Deferred tax assets | 790,329 | Other current liabilities | 1,093,462 |
| Other current assets | 833,120 | | |
| Allowance for doubtful accounts | (-326,500) | **Long-term liabilities** | **778,017** |
| | | Employees' retirement benefits | 383,031 |
| | | Director's retirement benefits | 28,843 |
| **Non-current assets** | **8,385,170** | Consolidation adjustment account | 274,562 |
| **Tangible fixed assets** | **7,494,443** | Other long-term liabilities | 91,580 |
| Buildings | 3,093,477 | | |
| Machinery and equipment and vehicles | 2,781,745 | **Total liabilities** | **10,705,425** |
| Tools, furniture and fixtures | 389,009 | | |
| Land | 593,166 | | |
| Construction in progress | 637,043 | **Minority interests** | |
| | | **Minority Interests** | **344,713** |
| | | | |
| **Non-tangible assets** | **4,296** | **Shareholders' equity** | |
| | | **Common stock** | **1,753,125** |
| **Investments and other assets** | **886,431** | Capital surplus | **2,841,020** |
| Investments securities | 133,732 | Retained earnings | **10,652,165** |
| Deferred tax assets | 575,784 | Appraisal gain/loss on marketable securities | **53,888** |
| Other investments | 178,064 | | |
| Allowance for doubtful receivables | (-1,150) | Exchange loss adjustment account | **(-105,167)** |
| | | *Treasury Stock* | **(-3,185)** |
| | | | |
| | | **Total shareholders' equity** | **15,191,846** |
| Total assets | **26,241,985** | **Total Liabilities, Minority Interests & Shareholders' Equity** | **26,241,985** |

EXHIBIT 8

## Consolidated Statement of Income

(1 April 2004 through 31 March 2005)

(Unit: Thousand yen)

| Title of account | Amount | |
|---|---|---|
| **Ordinary profit and loss** | | |
| Operating income and expenses | | |
| Operating revenue | | 36,447,978 |
| Net sales | 36,447,978 | |
| Operating expenses | | 34,454,913 |
| Cost of sales | 31,255,800 | |
| Selling, general and administrative expenses | 3,199,112 | |
| **Operating income** | | **1,993,064** |
| Non-operating income and expenses | | |
| Non-operating income | | 190,354 |
| Interest income | 10,610 | |
| Dividend income | 25,827 | |
| Rents receivable | 77,464 | |
| Other non-operating income | 76,452 | |
| Non-operating expenses | | 154,840 |
| Interest charges | 10,257 | |
| Depreciation expenses for lent properties | 37,476 | |
| Foreign exchange loss | 101,798 | |
| Other non-operating expenses | 5,308 | |
| **Recurring income** | | **2,028,579** |
| **Extraordinary profit and loss** | | |
| Extraordinary profits | | 240,867 |
| Gain on sales of fixed assets | 13,798 | |
| Gain on sales of investment securities | 227,069 | |
| Extraordinary losses | | 145,083 |
| Loss on disposal of properties | 88,982 | |
| Loss on liquidation of affiliates | 56,100 | |
| **Net income before taxes and other adjustments** | | **2,124,363** |
| Income and corporate taxes | | 772,500 |
| Corporate tax adjustment | | 104,083 |
| Minority interests | | 81,998 |
| **Net income** | | **1,165,781** |

ITEMS OF NOTES

(Matters Concerning the Scope of Consolidation, Etc.)

1. Matters Concerning the Scope of Consolidation

(1) The status of the consolidated subsidiary companies, etc.

1) The number of consolidated subsidiary companies, etc.: 4

2) Names of consolidated subsidiary companies, etc.: Most Crown Industries, Ltd.
Master Crown Electronics (Wuzhou) Ltd.
Guangzhou Most Crown
Electronics Industries, Ltd.
Miyota Precision Co., Ltd.

2. Matters Concerning the Business Terms of the Consolidated Subsidiary Companies, Etc.
The date of closing accounts of Miyota Precision Co., Ltd. which is a domestic consolidated subsidiary companies, etc. falls on the date of consolidation of the financial statements of the Company.
The date of closing of accounts of Most Crown Industries, Ltd. and other two overseas consolidated subsidiary companies, etc. is December 31 of each year. In preparation of consolidated financial statements of these overseas consolidated companies, such provisional financial statements as were prepared based on their provisional closing accounts as of the date of the consolidated financial statements were used.

(Accounting Policies, Etc.)

1. Standard and Method of Evaluation of Securities
Other securities
Securities with market price: Determined by the market prices, etc. as of the date of closing of accounts (the evaluation gain or loss is attributed directly to the capital account and the cost of sales is evaluated by the moving average cost evaluation method).
Securities without market price: These are evaluated by the moving average cost evaluation method .

2. Standard and Method of Evaluation of Inventories

(1) Finished goods, raw materials and goods in process: The cost is determined by the lowest of the costs calculated by aggregate average method.

(2) Supplies: The cost is determined by the final purchase price.

3. Method of Depreciation of Fixed Assets

(1) Tangible fixed assets: At the Company and the domestic consolidated subsidiary companies the depreciation is made by the fixed ratio method, at overseas consolidated subsidiary companies by fixed amount method. The period of useful life is as follows:
Buildings and structures: From 7 to 50 years
Machinery, equipment, vehicles and carrier:
From3 to 10 years

(2) Non-tangible fixed assets: Non-tangible fixed assets are depreciated by means of fixed amount method.

4. Standard for Accounting for Allowances

(1) Allowance for doubtful accounts
In order to provide for the loss from doubtful accounts, the ordinary accounts receivable are provided for based on the actual rate of occurrence of bad debts, and any amount of claim suspected of default is individually evaluated and the provisions are accounted for in the estimated uncollectible amounts.

(2) Reserve for bonuses
Provision for payments of bonuses is accounted for in such amount as may be allocated to the captioned business term of the estimated total amounts of bonuses payable to the employees.

(3) Employee's retirement benefits
Provision for retirement benefits is accounted for based on the accrued payment obligation of the Company for payment of retirement benefits and estimated pension assets as of the end of the

captioned business term. Any such difference as has arisen from the change in accounting standard (¥68,194,000) is accounted for as non-operating income allocated over the 10 year period. Any such differences as may result from the past years of service and actuarial variance are expensed in certain ratio over certain period of time (10 years) within the remaining years of service of the employees as of occurrence of such difference, with such expensing of the differences resulting from the past years of service commencing from the business term of occurrence, and that of actuarial variance commencing from the business term after the term of occurrence.

(4) Director's retirement benefits
Provision is made for retirement lump sum payment payable to directors as of the end of the captioned business term according to the internal rules of the Company.

5. Accounting Method of Lease Transactions
Any finance lease transaction other than such leases as may be regarded as transfer of the title of the leased property is accounted for as an ordinary lease transaction. With respect to overseas consolidated subsidiary companies, etc., lease transaction is accounted for principally as an ordinary loan transaction.

6. Matters Concerning Evaluation of the Assts and Liabilities of Consolidated Subsidiary Companies, Etc.
All of the assets and liabilities of the consolidated subsidiary companies, etc. are evaluated at the market price.

7. Matters Concerning Amortization of Consolidation Adjustment Account
The consolidation adjustment account is amortized in equal amount over a period of 10 years.

8. Accounting Method of Consumption Taxes
Consumption taxes are accounted for based on the amount excluding the amounts of taxes.

(Notes to the Consolidated Balance Sheet)
The amount of accumulated depreciation of the tangible fixed assets: ¥19,228,612,000

(Notes to the Consolidated Statement of Income)
Net income per share: ¥112.49

(Subsequent Event)
In accordance with the resolution adopted by the meeting of the board of directors held on May 16, 2005, the Company entered into the stock-for-stock exchange agreement with Citizen Watch Co., Ltd. to make Citizen Watch Co., Ltd. the absolute parent company owning all of the equity of the Company and the Company a wholly-owned subsidiary of Citizen Watch Co., Ltd.

Summary of the stock-for-stock exchange agreement which the Company entered into with Citizen Watch Co., Ltd. is as follows:

(1) The stock-for-stock exchange shall be executed in order to make Citizen Watch Co., Ltd. the absolute parent company owning all of the equity of the Company and the Company a wholly-owned subsidiary of Citizen Watch Co., Ltd.
(2) The execution date of the stock-for-stock exchange shall be October 1, 2005.
(3) 2.18 shares of the ordinary shares of Citizen Watch Co., Ltd shall be allotted and delivered to 1 share of ordinary share of the Company.

**Certified Copy of Auditors' Report Prepared by Independent Outside Auditors on Consolidated Financial Statements**

Report of Independent Certified Public Accountants

25 May 2005

To: The Board of Directors of Miyota Co., Ltd.

Nihombashi Corporation

| | | |
|---|---|---|
| Representative Partner | Certified Public Accountant | Katsushi Kuroda [seal] |
| Engagement Partner | Certified Public Accountant | Masahiko Kinoshita [seal] |
| Engagement Partner | Certified Public Accountant | Shigehiro Chiba [seal] |

We have examined the consolidated financial statements, i.e., consolidated balance sheet and consolidated statement of income of Miyota Co., Ltd. for the 77th business year which was from 1 April 2004 through 31 March 2005, in accordance with Article 19-2, paragraph 3 of "the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha." The management is responsible for the preparation of these consolidated financial statements, and it is our responsibility to form an independent opinion on such consolidated financial statements.

We have carried out this audit in accordance with generally accepted auditing standards in Japan. These auditing standards require that we perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The audit includes an overall examination, on a test basis, of the information in the consolidated financial statements including an assessment of the accounting policies adopted by the management and the method of application thereof, as well as of the estimates made by the management. We believe that our audit provides a reasonable basis for the expression of our opinion. In addition, this audit includes the examination of the Company's subsidiaries which we deemed necessary.

As a result of this audit, we have concluded that the consolidated financial statements give a true and proper account of assets and earnings of the Group consisting of the Company and its consolidated subsidiaries and other entities in accordance with applicable laws and the Articles of Incorporation.

As material facts of Miyota Co., Ltd. after the closing of accounts, the fact concerning the stock-for-stock exchange with Citizen Watch Co., Ltd. is described in the notes of consolidated financial statements.

Neither Nihombashi Corporation nor any of its partners have any conflict of interests with Miyota Co., Ltd., which is required to be described under the Certified Public Accountant Law.

Nihombashi Corporation

**Certified Copy of Auditors' Report Prepared by the Board of Corporate Auditors on Consolidated Financial Statements**

## Corporate Auditors' Report on Consolidated Financial Statements

The current audit covers the 77th term which was from 1 April 2004 through 31 March 2005. Each Corporate Auditor has prepared a report of the method and the results of the audit in respect of the consolidated financial statements (consolidated balance sheet and consolidated statement of income) for the said term. We report as follows:

1. Outline of the method of audit:
Each Corporate Auditor has received reports and explanations from the Directors and others, and the Independent Outside Auditors in respect of the consolidated financial statements and has conducted the audit in accordance with the policy and plan defined by the Board of Corporate Auditors.

2. The results of the audit:

Methods used by Nihombashi Corporation as the Independent Outside Auditors for this audit, and the results thereof, are fair and proper.

30 May 2005

Miyota Co., Ltd. the Board of Corporate Auditors

| | | |
|---|---|---|
| Toshihiko Muramatsu | Corporate Auditor (Full-time) | [seal] |
| Yasuhiro Yamazaki | Corporate Auditor | [seal] |
| Konosuke Imai | Corporate Auditor | [seal] |

Note: Corporate Auditors, Toshihiko Muramatsu, Yasuhiro Yamazaki and Konosuke Imai are external auditors specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.

## REFERENCE DOCUMENTS FOR EXERCISE OF VOTING RIGHTS

**1. THE TOTAL NUMBER OF VOTING RIGHTS OF THE SHAREHOLDERS:**
102,100

**2. THE PROPOSALS AND REFERENCE MATTERS**

**PROPOSAL 1**

Approval for proposed appropriation of retained earnings for the 77th business term.

In accordance with the principle of continuous and steady payment of dividends and taking into consideration the results of business for the captioned term and the need to further strengthen the financial base of the Company for future development of the business, the Management would like to propose to make dividend payment as set forth on page [13] of the document attached hereto.

As a token of our appreciation of the warm support provided to the Company by the shareholders, we would like to make the dividend for the term ¥7 per share, one yen more than the previous term (together with the ¥7 interim dividend, the annual dividend for the captioned business term is ¥14 per share) after taking considered the performance for the captioned business term.

After having considered various factors, the Company would also like to set aside ¥17 million as the bonuses payable to the directors of the Company.

**PROPOSAL 2**

Partial amendment of the Articles of Incorporation

1. The Reason for Amendment

(1) Article 1 of the existing Article of Incorporation of the Company is proposed to be modified in order to change the trade name of the Company into "CITIZEN MIYOTA CO., LTD." by addition of the word "Citizen" for the purpose of taking advantage of the high credibility of the Citizen brand in the market to the maximum extent possible, thereby further enhancing the credibility and publicity of the Company.
This proposed modification shall become effective as from October 1, 2005 as will be prescribed in the Supplementary Rule, which shall also be deleted as of such effective date.

(2) The existing supplementary rule with respect to Article 27 of the existing Article of Incorporation is proposed to be deleted because all the relevant statutory auditors retire from their office as of the end of this general meeting of the shareholders and such supplementary rule is no longer required.

2. The Details of the Proposed Modification
The details of the proposed modification are as follow:

(underlines indicate the modified parts)

| The existing Articles of Incorporation | The proposed modified Articles of Incorporation |
|---|---|
| (Trade Name)<br>Article 1 The trade name of the Company shall be <u>Miyota Kabushiki Kaisha</u> and <u>Miyota Co., Ltd.</u> in English. | (Trade Name)<br>Article 1 The trade name of the Company shall be <u>CITIZEN MIYOTA Kabushiki Kaisha</u> and <u>CITIZEN MIYOTA CO., LTD.</u> in English. |
| (newly added provision) | Supplementary Rule:<br><u>The modification of the trade name shall become effective as from October 1, 2005, and before such effective date the trade name of the Company shall be Miyota Kabushiki Kaisha. This Supplementary Rule shall be deleted after such effective date.</u> |
| Supplementary Rule to Article 27:<br><u>Notwithstanding the provision of Article 27, any such statutory auditor as might have been in office before the end of the annual general meeting of shareholders relating to the business term ended March 31, 2003 shall remain in the office for the same period of three years as it was previously.</u> | (the existing Supplementary Rule to Article 27 is deleted) |

**PROPOSAL 3**

Approval for execution of the stock-for-stock exchange agreement between the Company and Citizen Watch Co., Ltd.

1. The Reason for the Proposed Stock-for-Stock Exchange

The Citizen Group of Companies have continuously been endeavoring to establish the management organizations of the Group with clearly defined business responsibilities and authorities in order to promote the further development of the business and enhancement of competitiveness of Citizen Group of Companies, and thereby further increase the market values of the Citizen Group of Companies as going concerns.

With a view to optimizing the business resources and achieving management efficiency for the purpose of further enhancement of market values of Citizen Group of Companies as going concerns, the Company has determined to execute a stock-for-stock exchange with Citizen Watch Co., Ltd. and entered as of May 16, 2005 into the stock-for-stock exchange agreement with Citizen Watch Co., Ltd. Through integration of all the business resources of Citizen Group of Companies it should now be possible for each company of Citizen Group of Companies to maintain and further strengthen its competitive positions in the global markets in the years to come.

The Management of the Company believes that the proposed stock-for-stock exchange should enable Citizen Group of Companies to eliminate duplication and competition among the entities inside the Group and should accelerate decisions and enhance efficiency of the business management of the Group. The Company will expand communication with Citizen Watch Co., Ltd. and develop comprehensive and integrated business strategies as a Group while maintaining the business initiatives of the Company. The Company believes that it should become possible for each of Citizen Group of Companies including the Company to expedite implementation of the business strategies of Citizen Group of Companies and establish its position firmly in each area of the industry.

We sincerely request the shareholders to agree to the purpose of the proposed stock-for-stock exchange and approve the proposed stock-for-stock exchange agreement.

2. The Content of the Proposed Stock-for-Stock Exchange Agreement
The content of the Stock-for-Stock Exchange Agreement entered into by and between this Company and Citizen Watch Co., Ltd. is as follows:

**[STOCK-FOR-STOCK EXCHANGE AGREEMENT (Copy)]**

Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen") and Miyota Co., Ltd. (hereinafter referred to as "Miyota") enter into this agreement with respect to the stock-for-stock exchange (hereinafter referred to as the "Agreement") as follows.

**Article 1 (Stock-for-Stock Exchange)**

Citizen and Miyota shall perform a stock-for-stock exchange in such method as prescribed in the provisions from Article 352 through Article 363 of the Commercial Code, so that Citizen will become the absolute parent company of Miyota and Miyota will become the wholly-owned subsidiary of Citizen.

**Article 2 (Shares to be Allotted Upon Stock-for-Stock Exchange)**

1. Upon such stock-for-stock exchange, Citizen shall newly issue 8,262,269 shares of common stock and allot them to the shareholders of Miyota (including the beneficial shareholders of Miyota, which also applies to (2) of the following Article and Article 9 hereto) listed or registered in the final version of the list of shareholders of Miyota (including the list of the beneficial shareholders of Miyota) as of the date immediately preceding the date of the stock-for-stock exchange at the ratio of 2.18 shares of its common stock per one (1) share of common stock of Miyota held by such shareholders. No allotment of shares of common stock of Citizen shall be made regarding the 6,425,530 shares of common stock of Miyota held by Citizen.

2. Any dividend payable to such common stock as may be allotted by Citizen to the shareholders of Miyota in accordance with the preceding Paragraph shall be calculated commencing October 1, 2005.

**Article 3 (Amount of Increase in Capital and Capital Reserve)**

The amount of increase in capital and capital reserve of Miyota as a result of the stock-for-stock exchange shall be as follows:

(1) Capital: ¥0

(2) Capital reserve: Such amount as may be calculated by multiplying the amount of the net assets of Miyota as of the date of the stock-for-stock exchange by the ratio of the number of shares of Miyota to be transferred to Citizen against the total outstanding number of shares of Miyota.

**Article 4 (Shareholders Meeting to Approve Stock-for-Stock Exchange Agreement)**

Citizen shall convene on June 29, 2005 and Miyota shall convene on June 28, 2005 their respective shareholders meetings (hereinafter referred to as the "Shareholders Meeting of to Approve the Stock-for-Stock Exchange Agreement") and shall request for approval of the Stock-for-Stock Exchange Agreement and any such matter as may be required for the stock-for-stock exchange, provided such dates above may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

**Article 5 (Date of Stock-for-Stock Exchange)**

The date of the stock-for-stock exchange shall be October 1, 2005, provided such date may be changed in consultation by and between the parties hereto by any such reason as may be attributable to the progress of the required procedures for the stock-for-stock exchange or otherwise.

**Article 6 (Management, Etc. of Company Assets)**

Citizen and Miyota shall continue until the date of the stock-for-stock exchange to perform their respective businesses and manage their respective assets with the diligence of a good manager. Any such act as may materially affect their respective assets or rights and obligations shall be taken only after such agreement by and between Citizen and Miyota as may be reached in mutual consultation between the two parties.

**Article 7 (Limit on Dividend of Profit)**

Citizen and Miyota may make payments of dividends to the shareholders (including their respective beneficial shareholders, which also applies to the following Article) listed or recorded in their respective final lists of shareholders (including their respective lists of beneficial shareholders, which also applies to the following Article) or registered pledgees as of March 31, 2005 in any such amounts as may not exceed the following amounts:

(1) For Citizen: ¥5.50 per share and ¥1,656,000,000 in total; and

(2) For Miyota: ¥7.00 per share and ¥72,000,000 in total.

**Article 8 (Limit on Interim Dividend)**

Citizen and Miyota may make payments of interim dividends (as defined in the provision regarding distribution of monies of Article 293-5 of the Commercial Code) payable to the shareholders listed or recorded in their respective lists of shareholders or registered pledgees as of September 30, 2005 in any such amounts as may not exceed the following amounts:

(1) For Citizen: ¥7.50 per share and ¥2,472,000,000 in total; and

(2) For Miyota: ¥9.50 per share and ¥98,000,000 in total.

**Article 9 (Payment for Stock-for-Stock Exchange)**

No payment with respect to the stock-for-stock exchange shall be made by Citizen to the shareholders of Miyota.

**Article 10 (The Term of Office of Directors and Auditors of Citizen Elected Before Stock-for-Stock Exchange)**

The term of office of the directors and auditors of Citizen elected before the stock-for-stock exchange shall be such same term of office as it would be in the absence of any such stock-for-stock exchange as is contemplated by this Agreement.

**Article 11 (Amendments to Conditions of Stock-for-Stock Exchange and Termination of This Agreement)**

In case of occurrence of any material change in the financial and/or business conditions of either Citizen or Miyota, any such event as may materially hinder the stock-for-stock exchange or achievement of the purpose of this Agreement, or any change in the purpose of this Agreement in the period from the date hereof to the date of the stock-for-stock exchange, Citizen and Miyota may modify the contents of this Agreement such as the conditions for the stock-for-stock exchange or terminate this Agreement in consultation between the two parties.

**Article 12 (Validity of This Agreement)**
This Agreement shall become null and void in the absence of such resolution of approval as prescribed in Article 4 hereto by the Shareholders Meeting to Approve the Stock-for-Stock Exchange Agreement or in the absence of any such approval of the governmental agencies as may be required under applicable laws and regulations.

**Article 13 (Matters Not Provided For In This Agreement)**
Any such matter as may be necessary for the stock-for-stock exchange but not provided for herein shall be determined by and between Citizen and Miyota in consultation with each other in accordance with the purpose of this Agreement.

IN WITNESS WHEREOF, this Agreement is prepared in two counterparts, each of which is affixed with the names and seal impressions of Citizen and Miyota and held by each party hereto.

May 16, 2005

Citizen: Makoto Umehara
President & CEO
Citizen Watch Co., Ltd.
6-1-12, Tanashi-cho, Nishi-Tokyo-shi, Tokyo

Miyota: Yuzo Maekawa
President & CEO
Miyota Co., Ltd.
4107-5, Oaza-miyota, Miyota-machi,
Kitasaku-gun, Nagano

**3. Explanation of Stock-for-Stock Exchange Ratio under Article 354, Paragraph 1, Item 2 of the Commercial Law**

**STATEMENT OF REASON FOR DETERMINATION OF STOCK-FOR-STOCK EXCHANGE RATIO**

The Company has determined the stock-for-stock exchange ratio as follows with respect the stock-for-stock exchange to be performed by and between the Company and Citizen Watch Co., Ltd. (hereinafter referred to as "Citizen") on October 1, 2005 (hereinafter referred to as the "Stock-for-Stock Exchange"):

1. Prior to the negotiation with regard to the stock-for-stock exchange ratio for the Stock-for-Stock Exchange, the Company has requested a third-party entity, Mizuho Securities Co., Ltd., (hereinafter referred to as "Mizuho Securities") to calculate the stock-for-stock exchange ratio to be used as basic data in such negotiation and consultation between the Company and Citizen.
2. In response to our request, Mizuho Securities made extensive research as to the various methods of evaluation of corporate values and submitted to us on May 12, 2005, the results of their evaluation which was made by using the market stock price comparative method, comparable companies comparative method and DCF (discounted cash flow) method with respect to the Company and Citizen, and calculating the stock-for-stock exchange ratio comprehensively taking the analysis results into account.
3. After we received such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities, we entered into negotiation and consultation with Citizen.
4. As a result of such negotiation and consultation between the two companies, it was resolved at the respective meetings of the board of directors of the two companies held on May 16, 2005 that the stock-for-stock exchange ratio between Citizen and the Company shall be 1: 2.18, which was agreed to in an agreement between the Company and Citizen executed on May 16, 2005. This agreed ratio of the Stock-for-Stock Exchange of 1: 2.18 is consistent with such tentative stock-for-stock exchange ratio as has been estimated and submitted to us by Mizuho Securities.

**4. The Balance Sheet and the Income Statement of the Parties to Any Stock-for-Stock Exchange Agreement as Required Under Article 354, Paragraph 1, Items 3 and 5 of the Commercial Code:**

(1) The balance sheet and the statement of income of the Company are as shown in the foregoing Exhibit (from pages [9] to [12]).

(2) The balance sheet and the statement of income of Citizen are as follows.

Balance Sheet

(As of 31 March 2005)

(Yen in millions)

| Items | Amount | Items | Amount |
|---|---|---|---|
| **Assets** | | **Liabilities** | |
| **Current Assets** | **107,048** | **Current Liabilities** | **27,807** |
| Cash and cash equivalents | 39,179 | Notes payable | 1,785 |
| Notes receivable | 1,480 | Accounts payable | 16,843 |
| Accounts receivable | 27,582 | Short-term bank loans payable | 0 |
| Marketable securities | 10,598 | Other accounts payable | 4,142 |
| Finished goods | 4,908 | Income taxes payable | 225 |
| Materials | 504 | Accrued expenses | 2,419 |
| Goods in process | 6,125 | Reserve for bonuses to employees | 1,278 |
| Accrued consumption tax | 647 | Notes payable for equipment | 633 |
| Short-term loans | 20 | Other current liabilities | 477 |
| Other accounts receivable | 5,752 | | |
| Deposits | 6,270 | | |
| Deferred tax assets | 3,165 | | |
| Other current assets | 1,759 | | |
| Allowance for doubtful accounts | (-946) | **Long-term Liabilities** | **25,528** |
| **Fixed Assets** | **95,463** | Convertible bonds | 23,000 |
| ***Property, plant and equipment*** | **33,977** | Long-term loans payable | 2 |
| Buildings and structures | 14,244 | Reserve for defined retirement benefits | 1,896 |
| Machinery and equipment | 11,789 | Reserve for retirement bonuses to directors | 248 |
| Vehicles and carriers | 5 | Long-term unearned income | 72 |
| Tools, furniture and fixtures | 3,058 | Other long-term liabilities | 308 |
| Land | 3,733 | **Total Liabilities** | **53,335** |
| Construction in progress | 1,146 | | |
| **Intangible fixed assets** | **722** | *Shareholders' Equity* | |
| software | 554 | **Common stock** | **32,648** |
| Other intangible fixed assets | 168 | **Capital reserves** | **42,435** |
| | | Capital surplus | 41,166 |
| **Investments and other assets** | **60,763** | Other capital reserves | 1,269 |
| Investment in subsidiaries and affiliates | 28,828 | Excess arising from retirement of treasury stock | 1,269 |
| Investment securities | 27,851 | **Retained earnings** | **74,946** |
| Long-term loans | 383 | Legal reserve | 7,789 |
| Long-term prepaid expenses | 156 | Special reserves | 46,500 |
| Deferred tax assets | 4,088 | Special amortization reserve | 15 |
| Other investments | 928 | Unappropriated retained profits | 20,641 |
| Allowance for valuation loss on investments | (-1,344) | Net unrealized gain/loss on | **7,160** |

| | | | |
|---|---|---|---|
| | | securities, etc. | |
| Allowance for doubtful accounts | (-128) | Treasury stock | **(-8,014)** |
| | | **Total shareholders' equity** | **149,177** |
| Total Assets | **202,512** | **Total Liabilities and Shareholders' Equity** | **202,512** |

(Note) The figures set forth herein were rounded off at the digits lower than a million.

# Statement of Income

(1 April 2004 through 31 March 2005)

(Yen in millions)

| Items | Amount | |
|---|---|---|
| **(Ordinary items)** (Operating Income and Expenses) | | |
| **Operating revenue** | | |
| Net sales | | 155,650 |
| **Operating expenses** | | |
| Cost of sales | 128,409 | |
| Selling, general and administrative expenses | 20,858 | 149,267 |
| **(Operating income)** | | **6,382** |
| (Non-Operating Income and Expenses) | | |
| **Non-operating income** | | |
| Interest and dividend income | 3,046 | |
| Rents receivable | 2,783 | |
| Foreign exchange gain | 80 | |
| Other | 172 | 6,082 |
| **Non-operating expenses** | | |
| Interest charges | 0 | |
| Depreciation expenses for lent properties | 2,363 | |
| Other | 155 | 2,519 |
| **(Ordinary income)** | | **9,946** |
| **(Extraordinary items)** | | |
| **Extraordinary gains** | | |
| Reversal of allowance for valuation loss on investments | 101 | |
| Gain on sale of fixed assets | 18 | |
| Other | 38 | 157 |
| *Extraordinary losses* | | |
| Loss on disposal of properties | 1,489 | |
| Other | 6 | 1,496 |
| **Income before income taxes** | | **8,607** |
| Income, inhabitant and enterprise taxes | | 50 |
| Income taxes adjustment | | 2,019 |
| **Net income** | | **6,538** |
| **Balance brought forward** | | **15,773** |
| Interim dividends paid | | 1,670 |
| **Unappropriated profits** | | **20,641** |

(Note) The figures set forth herein were rounded off at the digits lower than a million.

## I. MATERIAL ACCOUNTING POLICIES

1. Standard and Method for Evaluation of Securities

(1) The instruments to be held until the maturities: These are evaluated by amortized cost method (fixed amount)

(2) The shares of subsidiaries and affiliate companies: These are evaluated by moving average cost evaluation method.

(3) Other securities:

The securities with the market prices: These are evaluated by the market price, etc. as of the end of the captioned business term (any evaluation difference is either credited or debited directly to the capital account, and any cost of disposal is calculated by moving average method).

The securities without market prices: These are evaluated by moving average cost evaluation method.

2. Standard and Method for Evaluating of Inventories

The inventories are evaluated at the lowest of the aggregate average cost.

3. Standard for Evaluation of Derivatives

These are evaluated by the market valuation method.

4. Method of Depreciation of Fixed Assets

Tangible fixed assts are depreciated at a fixed rate method, and intangible fixed assets are depreciated at a fixed amount method. The period of useful life is as prescribed by the Corporate Tax Law, in principle, but estimated useful life with economic useful time taken into consideration is used with respect to a part of certain machineries and equipments, and estimated usable period of time is used with respect to soft wares which are intangible fixed assets. The accelerated depreciation was carried out for some assets for lease.

5. Any finance lease other than such leases as may be regarded as transfer of title of the leased property is accounted for as an ordinary lease transaction.

6. Standard for Accounting for Allowances

(1) Allowance for doubtful accounts

The provisions for ordinary accounts receivable are made based on the actual rate of default, while any such specific right of claim as may be suspected of default is individually evaluated and is provided for in such estimated uncollectible amount.

(2) Allowance for valuation loss on investments

Any such asset as may be subject to large change in values as equity shares of subsidiary companies (excluding those names subject to devaluation accounting) are provided for as of the end of each business term with the real values thereof taken into consideration.

(3) Reserve for bonuses to employees

Provision for payments of bonuses is made based on the estimated amounts of bonuses payable to the employees.

(4) Reserve for defined Retirement benefits

Provision for retirement benefits payable to the employees of the Company is made based on the accrued payment obligation of the Company for payment of retirement benefits and estimated pension assets as of the end of the captioned business term.

Any such differences as may result from the past years of service and actuarial variance are expensed in certain ratio over certain period of time (5 years) within the remaining years of service of the employees as of occurrence of such difference, with such expensing of the differences resulting from the past years of service commencing from the business term of occurrence, and that of actuarial variance commencing from the business term after the term of occurrence.

(5) Reserve for retirement bonuses to directors

Provision is made for retirement lump sum payment to directors payable for the captioned business term according to the internal rules of the Company. This provision is such provision as is prescribed in Article 43 of the Enforcement Rules of the Commercial Code.

7. Consumption taxes, etc. are accounted for based on the amount excluding the amounts of taxes.

## II. NOTES TO THE BALANCE SHEET

1. The amount of short-term accounts receivable from the subsidiary companies was ¥23,437 million in total, and the amount of short-term debts payable to the subsidiary companies was ¥13,023 million in total.
2. Total amount of accumulated depreciation deducted from the tangible fixed assets was ¥117,724 million.
3. The balance of discounted export bills was ¥3,994 million and guaranty obligation of the Company was ¥3,634 million.
4. The amount of net assets to be deducted from the retained earnings payable as divided as of the end of the captioned term in accordance with the provision of Article 124, item 3 of the Enforcement Rules of the Commercial Code was ¥7,160 million.

## III. NOTES TO THE STATEMENT OF INCOME

1. The amount of total sales to the subsidiary companies was ¥47,838 million.
2. The amount of total purchase from the subsidiary companies was ¥110,944 million.
3. The amount of non-operating transactions with the subsidiary companies was ¥6,256 million.
4. The amount of lease fees paid by the Company was ¥203 million. The amount equivalent to the lease fees prepaid for a period less than 1 year was ¥171 million and the lease fees prepaid for a period more than 1 year was ¥301 million and was ¥473 million in total.
5. The net income for the term per share was ¥21.37.

## IV. MATTERS RELATING TO RETIREMENT BENEFITS

1. Summary of System concerning Retirement Benefits

   The Company sets up the approved retirement annuity system and the termination allowance plan as the fixed benefit type. The Company also sets up the retirement benefits trust.

| 2. Breakdown of Retirement Benefits Payable | (in million yen) |
|---|---|
| (1) Retirement Benefits Payable | (-22,970) |
| (2) Pension Assets | 15,586 |
| (3) Retirement Benefits Trust | 5,023 |
| (4) Retirement Benefits required to be provided for | (-2,360) |
| (5) Unrecognized Actuarial Variance | 1,150 |
| (6) Unrecognized Past Service Obligation | (-685) |
| (7) Net Balance posted on the Balance Sheet | (-1,896) |

| 3. Breakdown of Expenses for Retirement Benefits | (in million yen) |
|---|---|
| (1) Personnel Expenses | 618 |
| (2) Interest Expenses | 509 |
| (3) Expected Investment Income | (-314) |
| (4) Disposed expenses of Past Service Obligations | (-365) |
| (5) Disposed expenses of Actuarial Variance | 178 |
| (6) Expenses for Retirement Benefits | 626 |

4. Matters Concerning the Calculation Base of Retirement Benefits Obligations, Etc.

| | |
|---|---|
| (1) Method of Periodic Allocation of Estimated Amount of Retirement Benefits: | Based on a fixed amount per period |
| (2) Discount Rate: | 2.5% at the beginning of the term and 2.0% at the end of the term. |
| (3) Expected rate of return for investment: | 2.0% |
| (4) Number of years for disposal of past service obligations: | 5 years (at a fixed rate) |
| (5) Number of years for disposal of actuarial variance: | 5 years (at a fixed rate) |
| (6) Number of years for disposal of difference from change in accounting standard: | To be expensed at one time. |

## V. MATTERS RELATING TO TAX EFFECT ACCOUNTING

1. Breakdown of major causes of deferred tax assets and liabilities (in million yen)

| | |
|---|---|
| (Deferred tax assets) | |
| Excess amount of depreciation | 2,114 |
| Devaluation amount of inventory | 1,300 |
| Excess amount over the limit of bad debt provision allowed to be expensed | 182 |
| Excess amount over the limit of bonus provision allowed to be expensed | 520 |
| Evaluation loss of investment securities | 4,707 |
| Excess amount over the limit of provision for retirement benefits | 2,821 |
| Amount denied for the provision for investment devaluation | 546 |
| Deferred foreign tax deductions | 526 |
| Loss brought forward | 2,384 |
| Others | 1,696 |
| Sub-total of deferred tax assets | 16,800 |
| Evaluation Provisions | (-4,625) |
| Total deferred tax assets | 12,175 |
| (Deferred tax liabilities) | |
| Revaluation difference of equity shares, etc. | (-4,912) |
| Special amortization account | (-8) |
| Total deferred tax liabilities | (-4,920) |
| Net deferred tax assets | 7,254 |

2. Breakdown of major causes of difference between the effective legal tax rates and the actual rates of corporate tax, etc. after application of tax effect accounting (%):

| | |
|---|---|
| Effective legal tax rates | 40.7 |
| (Adjustments) | |
| Expenses not recognized under the tax law | 0.5 |
| Dividend received not recognized as income | (-9.7) |
| Changes in balances of evaluation provisions | (-8.7) |
| Others | 1.2 |
| Corporate tax rate, etc. after application of tax effect accounting | 24.0 |

**PROPOSAL 4**
Election of 7 Directors

At the close of this Ordinary General Meeting of Shareholders, the term of office of all 6 Directors, will expire. The Company now proposes the election of 7 new Directors, intending to achieve further enhancement and reinforcement of the management team by adding one more Director.
The nominees are as follows:

| Nominee No. | Name (Date of Birth) | Career | | No. of Company Shares Held |
|---|---|---|---|---|
| 1 | Yuzo Maekawa (August 9, 1940) | April, 1964:<br>June, 1992:<br>June, 2000:<br><br>June, 2001: | Joined the Citizen Watch Co., Ltd.<br>Director of the above company<br>Products Division General Manager of the above company<br>President and Representative Director of the Company (to date) | 10,000 |
| 2 | Yasuo Kamiyama (November 29, 1942) | April, 1966:<br>July, 1996:<br><br>June, 2001:<br>June, 2002:<br><br><br>June, 2003:<br>June, 2003:<br><br><br><br>April, 2004:<br><br>June, 2004: | Joined the Citizen Watch Co., Ltd.<br>Watch Development Department Manager of Products Division of the above company<br>Director of the Company<br>Watch Product Division General Manager ,in charge of Corporate Planning Division, Development Division of the Company<br>Managing Director (to date)<br>In charge of Corporate Planning Division, General Affairs Division, Development Division and Watch Products Division of the Company<br>President and Representative Director of the Miyota Precision Co., Ltd. (to date)<br>In charge of General Affairs Division, Development Division , Environment Management Department and Watch Products Division of the Company (to date) | 3,000 |
| 3 | Taro Yamazaki (July 5, 1948) | April, 1967:<br>July, 1996:<br><br>April, 1999:<br><br>June, 1999:<br>June, 1999:<br><br>April, 2001:<br><br>June, 2002:<br><br><br><br>October, 2003:<br><br><br><br>June, 2004: | Joined the Company<br>Development Division Assistant General Manager of the Company<br>Electronics Packaging Department Manager of the Company<br>Director (to date)<br>Development Division General Manager of the Company<br>In charge of Electronics Packaging Department of the Company<br>Quartz Crystal Division General Manager, in charge of EM&QC Division , Precision Mechanical Design Department of the Company<br>Quartz Crystal Devices Division General Manager, in charge of EM&QC Division , Precision Mechanical Design Department of the Company<br>Quartz Crystal Devices Division General Manager, in charge of Precision Mechanical Design Department of the Company (to date) | 7,030 |
| 4 | Shoichiro Miura | April, 1975: | Joined the Company | 4,630 |

| | | | | |
|---|---|---|---|---|
| | (January 1, 1952) | June, 1995:<br>July, 1998:<br>April, 2001:<br>June, 2002:<br>June, 2002:<br>June, 2003:<br>October, 2003: | 2nd Manufacturing Department Deputy Department Manager of Electronics Division of the Company<br>2nd Manufacturing Department Manager of Electronics Division of the Company<br>Electronics Division Assistant General Manager of the Company<br>General Manager of Sales Division and Electronics Division of the Company<br>Director (to date)<br>General Manager of Sales Division and Electronics Division , in charge of Devises Department , Kitamimaki office of the Company<br>Electronics Division General Manager, in charge of Sales Division and Display Devises Division , Head of Kitamimaki office (to date) | |

| | | | |
|---|---|---|---|
| 5 | Keiji Shiozaki (November 20, 1956) | March, 1980: Joined the Company<br>July, 1996: Accounting Section Manager of Accounting Division of the Company<br>April, 2001: Accounting Division Assistant General Manager and Accounting Section Manager of the Company<br>June, 2003: Director (to date)<br>June, 2003: Accounting Division General Manager of the Company<br>June, 2003: Accounting Division General Manager, in charge of Corporate Planning Division of the Company (to date) | 1,600 |
| 6 | Mikiro Ueda (February 1, 1944) | April, 1967: Joined the Citizen Watch Co., Ltd.<br>July, 1996: Parts Business department Manager of Special Sales Division of the above company<br>June, 1998: Director of the above company (to date)<br>December, 1999: Special Sales Division Assistant General Manager of the above company<br>June, 2002: Special Sales Division General Manager of Watch Business Center of the above company<br>June, 2004: Director of the Company (to date)<br>June, 2004: Marketing Division General Manager of Watch Business Center of the Citizen Watch Co., Ltd. (to date) | N/A |
| 7 | Hideo Ogihara (June 8, 1951) | April, 1970: Joined the Company<br>November, 1996: Engineering Section Manager of 1st Manufacturing Department of Watch Products Division of the Company<br>February, 2000: 1st Manufacturing Department Deputy Department Manager and Engineering Section Manager of the Company<br>June, 2002: Watch Products Division Assistant General Manager and Engineering Section Manager of the Company<br>December, 2002: Devises Department Manager of the Company<br>October, 2003: Display Devises Division General Manager of the Company<br>April, 2005: Managing Director of Most Crown Industries Ltd., (to date) | 3,500 |

(Notes) 1. There are no significant conflicts of interest between any of the nominees and the Company.

2. Mr. Mikiro Ueda satisfies the requirements for the external director specified in Article 188, paragraph 2, item 7.2 of the Commercial Code.

**PROPOSAL 5**

Election of 1 Corporate Auditor

At the close of this Ordinary General Meeting of Shareholders, the term of office of Corporate Auditor, Konosuke Imai, will expire. Therefore, the Company proposes the election of 1 new Corporate Auditor.

The nominee is as follows.

This Proposal has been approved by the Board of Corporate Auditors.

| Name (Date of Birth) | Career and Representation of Other Companies | | No. of Company shares held |
|---|---|---|---|
| Konosuke Imai (January 20, 1943) | April, 1965: | Joined the Citizen Watch Co., Ltd. | 1,000 |
| | June, 1996: | Director of the Cimeo Precision Co., Ltd. | |
| | June, 1999: | Executive Managing Director of the above company | |
| | June, 2002: | President and CEO of the above company (to date) | |
| | June, 2002: | Auditor of the Company (to date) | |

(Notes) 1. Nominee Konosuke Imai serves concurrently as President and CEO of the Cimeo Precision Co., Ltd. and the Company has a relationship with the said company in regard to material purchase.

2. Mr. Konosuke Imai is a nominee for the external auditor specified in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Kabushiki-Kaisha.


KARUIZAWA
KOMORO
KARUIZAWA
SHINANO
OIWAKE
MIYOTA
MIYOTA
NAGANO
Junior High School
KOMORO
Citizen Precision Machinery
CIMEO PRECISION